Exhibit 99.1

Press Release

Eltek placed purchase orders for $4.5 million in connection with the expansion of its production capabilities.

Petach Tikva, Israel, December 18, 2023 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today the placement of purchase orders totaling $4.5 million for state-of-the-art machines, software, and a comprehensive service contract, with most deliveries scheduled for the first quarter of 2024, in connection with its planned expansion of its production capabilities. These purchase orders are in addition to the three production lines ordered in August 2023. The first production line is on its way to Eltek and it is scheduled be installed during the beginning of the first quarter of 2024.

"The capital investments outlined in these purchase orders align with Eltek's strategic vision and commitment to enhancing operational efficiency, expanding technological capabilities, and aligning with future product portfolios. The purchase orders also underscore the Company's dedication to upgrading its engineering capabilities to maintain a competitive edge in the dynamic PCB market. These strategic investments are integral to our broader Company vision. By focusing on operational efficiency and staying at the forefront of technological advancements, we aim to not only meet but exceed the evolving needs of our customers,” commented Eli Yaffe, CEO of Eltek.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs) and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high-quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, the impact of the current war with Hamas, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023